UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

SRI/SURGICAL EXPRESS, INC.

(Name of Subject Company)

SHM ACQUISITION, INC.

(Offeror)

SYNERGY HEALTH US HOLDINGS LIMITED

(Parent of Offeror)

(Names of Filing Persons)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

78464W104

(CUSIP Number of Class of Securities)

Gavin Hill Group Finance Director Synergy Health Ground Floor Stella, Windmill Hill Business Park Whitehill Way, Swindon, SN5 6NX, United Kingdom Telephone: 011-44-1793 891-861

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Jonathan Klein DLA Piper LLP (US) 1251 Avenue of the Americas New York, New York 10020-1104 Telephone: (212) 335-4500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
Not Applicable	Not Applicable

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

The following is a memo from Richard M. Steeves, CEO of Synergy Health plc, that was sent by SRI/Surgical Express, Inc. to its employees on June 7, 2012.

Memo

To: SRI Surgical Express Team

From: Richard M Steeves

Date: 7 June 2012

Re: Proposed offer to acquire SRI Surgical Express Inc

I wanted to take this opportunity to briefly introduce Synergy, set out our interest in SRI and explain our vision for the future of our combined business in the US.

You may be interested to know that our respective businesses started almost at the same time. In the UK I established one of the first processing facilities for reusable surgical linen in late 1991 and then went on to create a market for outsourced central hospital sterilization services in 1996. Over the remaining years we identified other opportunities to develop our business in outsourced services including healthcare linen, pathology and microbiology. In the last five years we’ve become the world’s second largest provider of outsourced sterilization services for medical device manufacturers and we’re one of the top two global providers of central sterilization services for hospitals.

As a result of our formative years we have a deep understanding of the ambition but also the challenges that have faced SRI. In my visits to your facilities I’ve seen both innovative practices that we can help to build upon, but also challenges and barriers to progress that I believe we can help resolve with our technology and knowhow. As a combined team, we will definitely be stronger.

We have a vision to establish SRI/Synergy as the leading provider of central sterilization services and to build upon the success that SRI has enjoyed as a leader in environmentally sound service provision to the healthcare community. The US market seems ready for both services, and as a combined team we can realize this vision.

I’d like to guide you to our website www.synergyhealthplc.com to learn a little more about Synergy and particularly the way in which we operate our business. I know that many of you will have been concerned about the uncertainty that inevitably arises when there is a strategic review of the sort that SRI has been through. Over our 20 years we have been careful to operate our business in a careful manner, considerate of all of the stakeholders in our business: our employees, customers, suppliers and investors. That’s why we named the business “Synergy”. We have four core values that are central to the way we work: integrity; accountability; achievement; and innovation. Collectively we are very passionate about our business and it’s the adherence to these core values together with the passion and enthusiasm that has led to our success. I see these same core values expressed by the team I’ve met at SRI, and whilst we will have to implement some changes to improve the performance of the business, I’m confident that as a team we’ll be able to create a very bright future for the company over the coming years.

If our proposal to your shareholders is accepted, our combined business (including MSI in New York) will make us the largest provider of central sterilization services not only in the United States, but also globally. I hope you’ll agree that this is an exciting position to start a new journey together, and I look forward to working with the team at SRI.

Important Information about the Tender Offer

This memo is not an offer to purchase or a solicitation of an offer to sell securities of SRI Surgical Express Inc (“SRI”). The planned tender offer by a subsidiary of Synergy Health plc (the “Merger Sub”) for all of the outstanding shares of common stock of SRI has not yet commenced. Following the commencement of the tender offer, the Merger Sub will mail to SRI shareholders an offer to purchase and related materials and SRI will mail to its shareholders a solicitation/recommendation statement with respect to the tender offer. At the time the offer is commenced, the Merger Sub will file a tender offer statement with the U.S. Securities and Exchange Commission (the “SEC”) on Schedule TO, and SRI will file a solicitation/recommendation statement with the SEC on Schedule 14D-9 with respect to the tender offer. Investors and SRI shareholders are strongly advised to read these materials in their entirety (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement when they become available, since they will contain important information that should be considered before any decision is made with respect to the tender offer. SRI shareholders may obtain a free copy of these materials when they become available and other documents filed by the Merger Sub or SRI with the SEC at the website maintained by the SEC at www.sec.gov. These materials also may be obtained when they become available for free by contacting the information agent for the tender offer.